GSE Systems, Inc.
1332 Londontown Blvd., Suite 200
Sykesville, MD  21784

September 19, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GSE Systems, Inc.
Registration Statement on Form S-3
Filed August 15, 2019
File No. 333-233286

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), GSE Systems, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 filed with the Commission on August 15, 2019, File No. 333-233286, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant is requesting to withdraw the Registration Statement because it no longer intends to pursue the offering contemplated thereunder at this time.  The Commission has not declared the Registration Statement effective, and no securities were sold or will be sold under the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for potential future use.

Upon grant of the Commission’s consent, please provide a copy of the written order consenting to the withdrawal of the Registration Statement to the Registrant’s outside counsel, Scott Wilson, at swilson@milesstockbridge.com or at facsimile number (410) 698-4523, Miles & Stockbridge P.C., 100 Light Street, Baltimore, Maryland 21202.  If you have any questions with respect to this matter, please contact Mr. Wilson at (410) 385-3590.

Sincerely,

GSE Systems, Inc.

By: /s/ Daniel Pugh
Name:  Daniel Pugh
Title: Secretary, Chief Legal and Risk Officer, and General Counsel